FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of November 2006

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Attached hereto and incorporated by reference herein is the following document:

1.	Press release issued by the Registrant on, and dated, November 8, 2006, and entitled “Orbotech Announces Share Repurchase Program”.

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This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692 and Registration No. 333-127979) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

FOR IMMEDIATE RELEASE

ORBOTECH ANNOUNCES SHARE REPURCHASE PROGRAM

YAVNE, ISRAEL — November 8, 2006 — ORBOTECH LTD. (NASDAQ/NM SYMBOL: ORBK) today announced that pursuant to approval granted by its Board of Directors it proposes to undertake the repurchase of up to 1.7 million of its Ordinary Shares. Such purchases would be subject, among other things, to the share price and market conditions and will be made in accordance with all applicable laws and regulations.

Commenting on the announcement, Rani Cohen, Chief Executive Officer, said: “Today’s decision by the Board to approve a share repurchase program reflects its confidence in Orbotech and its endorsement of the Company’s forward-looking strategy, while leaving us with a strong balance sheet required for the implementation of that strategy.”

About Orbotech Ltd.

Orbotech is a world leader in providing yield-enhancing, production support solutions for specialized applications in the supply chain of the electronics industry, principally for printed circuit boards (PCBs) and flat panel displays (FPDs). The Company designs, develops, manufactures, markets and services automated optical inspection (AOI) systems for bare and assembled PCBs and for FPDs, and imaging solutions for PCB production. The Company’s innovative AOI, imaging and computer-aided manufacturing (CAM) technologies enable customers to achieve the increased yields and throughput essential to remaining at the forefront of electronics production. Through its subsidiary, Orbograph Ltd., the Company also develops and markets automatic check reading software to banks and other financial institutions. Of Orbotech’s employees, more than one quarter are scientists and engineers, who integrate their multi-disciplinary knowledge, talents and skills to develop and provide sophisticated solutions and technologies designed to meet customers’ long-term needs. Orbotech maintains its headquarters and its primary research, development and manufacturing facilities in Israel, and more than 35 offices worldwide. The Company’s extensive network of marketing, sales and customer support teams throughout North America, Europe, the Pacific Rim, China and Japan deliver its knowledge and expertise directly to customers the world over. For more information visit www.orbotech.com.

COMPANY CONTACTS:
Adrian Auman	Michelle Harnish
Corporate Vice President of	Marketing Communications Manager
Finance and Investor Relations	Orbotech, Inc.
Orbotech Ltd.	+1-978-901-5120
+972-8-942-3560

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.
(Registrant)

By:	/s/ Amichai Steinberg
Amichai Steinberg
Executive Vice President and Chief Financial Officer

Date: November 8, 2006